SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM 6-K

                                ---------------



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For September 8, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)
              ------------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

              ------------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No           X
                            ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Interim Report for the Six Months Ended June 30, 2005
-----------------------------------------------------

CONTENTS

2      CHAIRMAN'S STATEMENT

4      KEY FIGURES

5      CONDENSED CONSOLIDATED INCOME STATEMENT

6      CONDENSED CONSOLIDATED BALANCE SHEET

7      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

8      CONDENSED CONSOLIDATED CASH FLOW STATEMENT

9      NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

37     INDEPENDENT REVIEW REPORT

38     OTHER INFORMATION




                                        CNOOC LIMITED   2005 Interim Report  01

CHAIRMAN'S STATEMENT

During the first half of 2005, the Company continued to achieve record business results. We saw a steady growth in oil and gas production and satisfactory progress in our development projects. Benefiting from the strong international oil prices, our realised oil prices rose significantly, leading to a significant increase in our interim oil and gas revenues. Noteworthy achievements were also recorded in our overseas development. Based on these favorable factors, our interim net profit again reached a record-high level.

During this period, the management effectively implemented the development strategies of the Company and achieved stable growth across our business units. The shareholders' value was maintained and enhanced to a higher level.

OPERATIONS REVIEW
During the first half of 2005, the Company's crude oil and natural gas production reached 64.6 million barrels and 66.7 billion cubic feet respectively. The total net oil and gas production reached 76.1 million barrels-of-oil-equivalent (BOE), representing an increase of 14.3% over the same period last year. The total net oil and gas production from offshore China reached 69.4 million BOE, representing an increase of 19.4% over the same period last year.

As the international oil prices continued their upward trend, our realised oil price soared significantly to US$43.91 per barrel, representing an increase of 36.4% from the corresponding period last year. Our realised natural gas price was US$2.95 per thousand cubic feet.

Due to the production growth and strong oil prices, our oil and gas sales reached RMB 24.73 billion during the first half of this year, representing an increase of 54.3% compared with the same period last year. Including revenues from trading and other activities, we achieved a total revenue of RMB 32.83 billion, representing an increase of 35.0% from the corresponding period last year. Our profit before tax for the first half was RMB 16.97 billion, representing an increase of 65.8% from the same period last year, and our net profit was RMB 11.83 billion, representing an increase of 68.6% compared with the same period last year.

During this period, our basic and diluted earnings per share were RMB 0.29 and RMB 0.28 respectively. According to our dividend policy, the board of directors recommended an interim dividend of HK$0.05 per share and a special interim dividend of HK$0.05 per share.

Through our vigorous exploration programs, we recorded four oil and gas discoveries, of which three were independent discoveries, namely Bozhong 34-1N, Bozhong 26-2N and Weizhou 6-10, and the other one was a PSC discovery, namely Bozhong 19-4N. In addition, we successfully completed appraisals of 4 discoveries, namely Bozhong 3-2, Weizhou 11-4N, Liuhua 19-5 (all of which were our independent discoveries), and Huizhou 25-3 (which was discoveried by our PSC partners).

We made remarkable progress in the development of our oil and gas fields. Two Luda oilfields have already been successfully on stream. In addition, 8 projects are currently in progress. We are confident to complete all the projects on schedule this year.

We also achieved remarkable breakthroughs in overseas development. We entered into several PSC contracts and agreements in Asia and Africa, and acquired a stake in the Canadian-based oil sand company MEG Energy Corp.




02  CNOOC LIMITED  2005 Interim Report

CHAIRMAN'S STATEMENT


On 23 June, we announced that we had proposed a merger with Unocal Corporation, offering US$67 in cash per Unocal share. The combination was expected to more than double our oil and gas production and increase our reserves by nearly 80%. The merger was also anticipated to increase shareholders' value. But in the following month, the unprecedented political opposition from US made it very difficult for us to accurately assess our chances of success, creating a level of uncertainty that presents an unacceptable risk to our ability to consummate this transaction. It was therefore no longer in our shareholders' best interests if we continued to pursue our bid under these circumstances. As a result, on 2 August, we announced that we had withdrawn our offer for Unocal.

Health, safety and environmental protection are always top priorities in our agenda. During the first half of 2005, we successfully obtained the No.2 License for Safe Operation in China and managed to keep our recordable accident rate and our work hours lost rate at very low levels, which were 0.37 and 0.18 respectively.

On 1 June, the Company announced the retirement of Executive Director Mr. Jiang Longsheng and the appointment of Mr. Wu Guangqi in place of Mr. Jiang Longsheng. On 8 June, the Company announced the appointment of Mr. Tse Hau Yin, Aloysius as Independent Non-executive Director of the Company in place of Dr. Erwin Schurtenberger, who had resigned for personal reason due to ill health.

OUTLOOK
In the coming second half of 2005, the demand for energy and raw materials is expected to continue to grow as the global economy maintains its robust momentum, thus creating a favorable market environment for the Company. We will continue to focus on protecting the shareholders' interests and enhancing our operation and management capability, so as to maximize shareholders' return with outstanding operation results. Our key tasks in the second half of the year include:

o Keep our focus steady on achieving our oil and gas production targets for the year, while maintaining our competitive cost control measures and prudent financial policy.

o Achieve stable increase in our reserves through active independent and PSC explorations.

o Maintain close control over the progress, costs and quality of our planned exploration and production projects to meet the Company's development targets.

o Continue to implement opportunistic acquisition strategy in the international arena, with a fundamental objective to maximize shareholders' value.

o Continue to keep health, safety and environmental protection as our top priorities.

                                           Fu Chengyu
                              Chairman & Chief Executive Officer

                                    Hong Kong, 30 August 2005


                                          CNOOC LIMITED  2005 Interim Report 03

KEY FIGURES

                                                            Six months ended
                                                                 30 June

                                                         2005              2004

Net profit, million RMB(1)                             11,829             7,017
Earnings per share, RMB                                  0.29              0.17

Total Oil and Gas Sales, million RMB                   24,734            16,028
Total Revenue, million RMB                             32,832            24,321

Total Production
  Oil, million barrels                                   64.6              55.8
  Gas, billion cubic feet                                66.7              62.2
Total, million barrels of oil equivalent                 76.1              66.6

Daily Production
  Oil, barrels                                        356,826           306,730
  Gas, million cubic feet                                 369               341
Total, barrels of oil equivalent                      420,325           365,771

Note:

(1) Net profit for 2004 has been restated as a result of the adoption of certain new accounting standards effective on 1 January 2005.






04  CNOOC LIMITED  2005 Interim Report


CONDENSED CONSOLIDATED
INCOME STATEMENT
For the six months ended 30 June 2005
(All amounts expressed in thousands of Renminbi, except per share data)

                                                             Six months ended 30 June
                                           Notes                2005              2004
                                                         (Unaudited)       (Unaudited)
                                                                            (Restated)
REVENUE
  Oil and gas sales                          4            24,733,991        16,027,545
  Marketing revenue                          4             8,035,007         8,223,351
  Other income                                                63,075            69,742
                                                         -----------       -----------
                                                          32,832,073        24,320,638
                                                         -----------       -----------
EXPENSES
  Operating expenses                                      (2,679,754)       (2,094,917)
  Production taxes                                        (1,195,322)         (726,667)
  Exploration expenses                                      (611,276)         (550,671)
  Depreciation, depletion and amortisation                (2,786,582)       (2,647,826)
  Dismantlement                                             (106,951)          (99,542)
  Impairment                                                 (90,189)                --
  Crude oil and product purchases            4            (7,951,389)       (8,122,807)
  Selling and administrative expenses                       (545,289)         (489,232)
  Others                                                     (41,464)           (4,827)
                                                         -----------       -----------
                                                         (16,008,216)      (14,736,489)
                                                         -----------       -----------
PROFIT FROM OPERATING ACTIVITIES                          16,823,857         9,584,149
  Interest income                                            208,358            92,569
  Interest expenses                          5              (321,354)         (219,823)
  Exchange gains/(losses), net                                19,209            56,866
  Short term investment gains/(losses), net                   60,336            (1,863)
  Share of profits of associates                             180,480           185,301
  Non-operating income/(expenses), net                         1,154           541,683
                                                         -----------       -----------
PROFIT BEFORE TAX                                         16,972,040        10,238,882
  Tax                                        6            (5,143,017)       (3,221,429)
                                                         -----------       -----------
NET PROFIT                                                11,829,023         7,017,453
                                                         -----------       -----------
EARNINGS PER SHARE
  Basic                                      7               RMB0.29           RMB0.17
                                                         -----------       -----------
  Diluted                                    7               RMB0.28           RMB0.17
                                                         -----------       -----------
DIVIDENDS
  Interim dividend declared                 14             2,138,128         1,308,225
  Special interim dividend declared         14             2,138,128         2,180,375
  Special interim dividend declared
    in place of 2003 final dividend                                --         2,617,526
                                                         -----------       -----------
                                                           4,276,256         6,106,126
                                                         -----------       -----------



                                         CNOOC LIMITED  2005 Interim Report  05


CONDENSED CONSOLIDATED
BALANCE SHEET
30 June 2005
(All amounts expressed in thousands of Renminbi)

                                                             30 June       31 December
                                          Notes                 2005              2004
                                                         (Unaudited)         (Audited)
                                                                            (Restated)
NON-CURRENT ASSETS
  Property, plant and equipment, net          8           60,139,478        57,456,697
  Intangible assets                           9            1,332,866                 --
  Investments in associates                                1,335,244         1,327,109
  Available-for-sale financial assets                      1,017,000                 --
                                                         -----------       -----------
                                                          63,824,588        58,783,806
                                                         -----------       -----------
CURRENT ASSETS
  Accounts receivable, net                   10            4,785,456         4,276,489
  Inventories and supplies                                 1,308,408         1,147,294
  Due from related companies                               1,944,392         1,173,374
  Other current assets                                     1,777,136           556,931
  Available-for-sale financial assets                      9,149,156         5,444,113
  Time deposits with maturity over three months            5,903,000         8,603,000
  Cash and cash equivalents                               16,034,103        14,091,524
                                                         -----------       -----------
                                                          40,901,651        35,292,725
                                                         -----------       -----------
TOTAL ASSETS                                             104,726,239        94,076,531
                                                         -----------       -----------
NON-CURRENT LIABILITIES
  Long term bank loans                                       858,764           865,211
  Long term guaranteed notes                 11           15,886,256        15,865,165
  Derivative financial instruments                           454,705           448,385
  Provision for dismantlement                              3,278,630         3,089,448
  Deferred tax liabilities                                 6,863,151         6,688,498
                                                         -----------       -----------
                                                          27,341,506        26,956,707
                                                         -----------       -----------
CURRENT LIABILITIES
  Accounts payable                           12            3,202,184         3,102,024
  Other payables and accrued liabilities                   5,323,901         4,191,024
  Current portion of long term bank loans                     20,401            24,364
  Due to related companies                                   270,221           211,425
  Due to the parent company                                  310,139           370,060
  Tax payable                                              3,199,111         2,503,466
                                                         -----------       -----------
                                                          12,325,957        10,402,363
                                                         -----------       -----------
CAPITAL AND RESERVES
  Issued capital                             13              876,635           876,586
  Reserves                                                64,182,141        55,840,875
                                                         -----------       -----------
                                                          65,058,776        56,717,461
                                                         -----------       -----------
TOTAL EQUITY AND LIABILITIES                             104,726,239        94,076,531
                                                         -----------       -----------



06  CNOOC LIMITED 2005 Interim Report

CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2005
(All amounts expressed in thousands of Renminbi)

                                  Share premium
                           Issued   and capital                Cumulative     Statutory and
                           share     redemption  Revaluation  translation  non-distributive         Other     Retained
                           capital      reserve      reserve      reserve           reserve       reserve     earnings       Total

(Unaudited)
Balances at 1 January 2004
  as previously reported   876,978   20,761,205      274,671       22,647         8,050,489            --     16,750,542 46,736,532
Cumulative adjustment for
  the adoption of
  HKFRS2 (note 2)               --           --           --           --                --        63,502        (63,502)        --
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Balances at 1 January 2004
  as restated              876,978   20,761,205      274,671       22,647         8,050,489        63,502     16,687,040 46,736,532
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Repurchases of shares         (359)          --           --           --                --            --        (55,337)  (55,696)
Transfer of reserve upon
  shares repurchases            --          359           --           --                --            --           (359)        --
Net profit for the period       --           --           --           --                --            --      7,017,453  7,017,453
2003 final and special
  final dividends               --           --           --           --                --            --    (2,617,526)(2,617,526)
Employee share option
  expenses                      --           --           --           --                --        24,474             --     24,474
Foreign currency
  translation
  differences                   --           --           --        2,269                --            --             --      2,269
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Net gains not recognised
  in the income statement       --           --           --        2,269                --            --             --      2,269
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Balances at 30 June 2004
  as restated              876,619   20,761,564      274,671       24,916         8,050,489        87,976     21,031,271 51,107,506
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

(Unaudited) Balances at
  1 January 2005
  as previously reported   876,586   20,761,597      274,671       (19,654)       9,413,610            --     25,410,651 56,717,461

Cumulative adjustment
  for the adoption of
  HKFRS2 (note 2)               --           --          --            --               --         110,144    (110,144)          --

Opening adjustment for the
  adoption of HKAS 39
  (note 2)                      --           --          --            --               --          20,036     (20,036)          --
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Balances at 1 January 2005
  as restated              876,586   20,761,597      274,671       (19,654)       9,413,610        130,180    25,280,471 56,717,461
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Net profit for the period       --           --          --            --               --              --    11,829,023 11,829,023

2004 final and special
  final dividends               --           --          --            --               --              --   (3,495,963)(3,495,963)
Exercise of share options       49        4,451          --            --               --              --           --       4,500
Employee share option
  expenses                      --           --          --            --               --          11,763           --      11,763
Unrealised gains from
  available-for-sale
  marketable securities         --           --          --            --               --          31,645           --      31,645
Foreign currency
  translation
  differences                   --           --          --        (39,653)             --              --           --    (39,653)
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Net gains/(losses) not
  recognised
  in the income statement       --           --          --        (39,653)             --          31,645           --     (8,008)
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------

Balances at 30 June 2005   876,635   20,766,048      274,671       (59,307)       9,413,610        173,588    33,613,531 65,058,776
                     -------------- ------------  ------------  ------------   -------------   -----------  ------------- ---------




                                                                                              CNOOC LIMITED 2005 Interim Report 07


CONDENSED CONSOLIDATED
CASH FLOW STATEMENT

For the six months ended 30 June 2005
(All amounts expressed in thousands of Renminbi)

                                                             Six months ended 30 June
                                                                2005              2004
                                                         (Unaudited)       (Unaudited)

Net cash inflow from operating activities                 14,293,418         9,316,835
Net cash outflow from investing activities                (8,844,514)      (15,957,255)
                                                         -----------       -----------
Net cash inflow/(outflow) before financing activities      5,448,904        (6,640,420)
Net cash outflow from financing activities                (3,506,325)       (2,684,088)
                                                         -----------       -----------
Net increase/(decrease) in cash and cash equivalents       1,942,579       (9,324,508)
Cash and cash equivalents at beginning of period          14,091,524        14,400,394
                                                         -----------       -----------
Cash and cash equivalents at end of period                16,034,103         5,075,886
                                                         -----------       -----------




08  CNOOC LIMITED 2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


1.   ORGANISATION AND PRINCIPAL ACTIVITIES
     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") on 20 August 1999. During the period ended 30 June 2005 (the "Period"), the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

     In the opinion of directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

     As at 30 June 2005, the Company had direct or indirect interests in the following principal subsidiaries and associates:

                                   Place and date of       Percentage of      Nominal value
                                   incorporation/          equity interest    of issued and paid/
                                   establishment           attributable to    registered ordinary     Principal
     Name of entity                and operation           the Group          share capital           activities

     Directly held subsidiaries:

     CNOOC China Limited           Tianjin, PRC            100%               RMB15 billion          Offshore
                                   15 September 1999                                                 petroleum
                                                                                                     exploration,
                                                                                                     development,
                                                                                                     production and
                                                                                                     sale in the PRC

     CNOOC International Limited   British Virgin Islands  100%               US$2                   Investment
                                   23 August 1999                                                    holding

     China Offshore Oil
      (Singapore)                  Singapore               100%               S$3 million            Sale and
      International Pte., Ltd.     14 May 1993                                                       marketing of
                                                                                                     petroleum
                                                                                                     outside the
                                                                                                     PRC

     CNOOC Finance (2002)          British Virgin Islands  100%               US$1,000               Bond issuance
       Limited                     24 January 2002

     CNOOC Finance (2003)          British Virgin Islands  100%               US$1,000               Bond issuance
       Limited                     2 April 2003

     CNOOC Finance (2004)          British Virgin Islands  100%               US$1,000               Bond Issuance
       Limited                     9 December 2004


                                                                                             CNOOC LIMITED 2005 Interim Report  09


NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

                                      Place and date of      Percentage of      Nominal value
                                      incorporation/         equity interest    of issued and paid/
                                      establishment          attributable to    registered ordinary      Principal
     Name of entity                   and operation          the Group          share capital            activities

     Indirectly held subsidiaries*:

     Malacca Petroleum Limited        Bermuda                100%               US$12,000                Offshore
                                      2 November 1995                                                    petroleum
                                                                                                         exploration,
                                                                                                         development
                                                                                                         and
                                                                                                         production in
                                                                                                         Indonesia

     OOGC America, Inc.               State of Delaware,     100%               US$1,000                 Investment
                                      United States of America                                           holding
                                      2 September 1997

     OOGC Malacca Limited             Bermuda                100%               US$12,000                Offshore
                                      2 November 1995                                                    petroleum
                                                                                                         exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia

     CNOOC Southeast Asia Limited     Bermuda                100%               US$12,000                Investment
                                      16 May 1997                                                        holding

     CNOOC ONWJ Ltd.                  Labuan, F.T.,          100%               US$1                     Offshore
                                      Malaysia                                                           petroleum
                                      27 March 2002                                                      exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia

     CNOOC SES Ltd.                   Labuan, F.T.,          100%               US$1                     Offshore
                                      Malaysia                                                           petroleum
                                      27 March 2002                                                      exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia



10 CNOOC LIMITED  2005 Interim Report




NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

                                      Place and date of       Percentage of       Nominal value
                                      incorporation/          equity interest     of issued and paid/
                                      establishment           attributable to     registered ordinary    Principal
     Name of entity                   and operation           the Group           share capital          activities

     Indirectly held subsidiaries* (continued):

     CNOOC Poleng Ltd.                Labuan, F.T.,           100%                US$1                   Offshore
                                      Malaysia                                                           petroleum
                                      27 March 2002                                                      exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia

     CNOOC Madura Ltd.                Labuan, F.T.,           100%                US$1                   Offshore
                                      Malaysia                                                           petroleum
                                      27 March 2002                                                      exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia

     CNOOC Blora Ltd.                 Labuan, F.T.,           100%                US$1                   Onshore
                                      Malaysia                                                           petroleum
                                      27 March 2002                                                      exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia

     CNOOC NWS Private Ltd.           Singapore               100%                S$1                    Offshore
                                      8 October 2002                                                     petroleum
                                                                                                         exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Australia

     CNOOC Wiriagar Overseas Ltd.     British Virgin Islands  100%                US$1                   Offshore
                                      15 January 2003                                                    petroleum
                                                                                                         exploration,
                                                                                                         development
                                                                                                         and production
                                                                                                         in Indonesia




                                                                                              CNOOC LIMITED 2005 Interim Report 11



NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

                                      Place and date of      Percentage of         Nominal value
                                      incorporation/         equity interest       of issued and paid/
                                      establishment          attributable to       registered ordinary      Principal
     Name of entity                   and operation          the Group             share capital            activities

     Indirectly held subsidiaries* (continued):
     CNOOC Muturi Ltd.                The Isle of Man        100%                  US$7,780,700             Offshore
                                      8 February 1996                                                       petroleum
                                                                                                            exploration,
                                                                                                            development
                                                                                                            and production
                                                                                                            in Indonesia

     Associates**:

     Shanghai Petroleum and Natural   Shanghai, the PRC      30%                  RMB900 million            Offshore
       Gas Company Limited            7 September 1992                                                      petroleum
                                                                                                            exploration,
                                                                                                            development,
                                                                                                            production and
                                                                                                            sale in South
                                                                                                            Yellow Sea and
                                                                                                            East China Sea

     CNOOC Finance Corporation        Beijing, the PRC       31.8%               RMB1,415 million           Provsion of
       Limited                        14 June 2002                                                          Deposit-taking,
                                                                                                            Transfer ,
                                                                                                            Settlement, Loan,
                                                                                                            Discounting and
                                                                                                            Other Financing
                                                                                                            Services to
                                                                                                            CNOOC and its
                                                                                                            Member Entities

     *    Indirectly held through CNOOC International Limited.
     **   Indirectly invested through CNOOC China Limited.

     The above table lists the subsidiaries of the Company, which in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would in the opinion of the directors, result in particulars of excessive length.





12 CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES
     The consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) which are generally effective and are relevant to the Group's operations for accounting periods beginning on or after 1 January 2005, and are adopted the first time by the Group for the current period's financial statements:

     HKAS 1          Presentation of Financial Statements
     HKAS 2          Inventories
     HKAS 7          Cash Flow Statements
     HKAS 8          Accounting Policies, Changes in Accounting Estimates and
                     Errors
     HKAS 10         Events after the Balance Sheet Date
     HKAS 12         Income Taxes
     HKAS 16         Property, Plant and Equipment
     HKAS 17         Leases
     HKAS 18         Revenue
     HKAS 19         Employee Benefits
     HKAS 21         The Effects of Changes in Foreign Exchange Rates
     HKAS 23         Borrowing Costs
     HKAS 24         Related Party Disclosures
     HKAS 27         Consolidated and Separate Financial Statements
     HKAS 28         Investments in Associates
     HKAS 32         Financial Instruments: Disclosure and Presentation
     HKAS 33         Earnings per Share
     HKAS 36         Impairment of Assets
     HKAS 37         Provisions, Contingent Liabilities and Contingent Assets
     HKAS 38         Intangible Assets
     HKAS 39         Financial Instruments: Recognition and Measurement
     HKFRS 2         Share-based Payment
     HKFRS 3         Business Combinations



                                        CNOOC LIMITED 2005 Interim Report   13

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)
     The adoption of HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27,
     28, 33, 36, 37, 38 and HKFRS 3 has no material impact on the accounting policies of the Group and the methods of computation in the Group's financial statements. The impacts of adopting other HKFRSs are detailed as follows:

     HKAS 32 and HKAS 39 - Financial Instruments

     (i)  Investments in equity and debt securities
          In prior periods, the Group classified its investments in short term debt and equity securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of such securities were credited or charged to the income statement in the period in which they arose.

          Upon the adoption of HKAS 39, the Group classifies its financial assets, including investments, in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

          (a)  Financial assets at fair value through profit or loss
               This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term or so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges as detailed below. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months from the balance sheet date. During the period, the Group did not hold any financial assets in this category.

          (b)  Loans and receivables
               Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.



14  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

     HKAS 32 and HKAS 39 - Financial Instruments (continued)

     (i)  Investments in equity and debt securities (continued)

          (c)  Held-to-maturity investments
               Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

          (d)  Available-for-sale financial assets
               Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months from the balance sheet date.

          Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred to another entity and the Group has transferred substantially all risks and rewards of ownership to another entity. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

          The fair values of quoted investments are based on current bid prices. If the market for a financial asset (and for unlisted securities) is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and the use of the discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

          When the fair value of unlisted equity securities cannot be reliably measured because (1) the variability in the range of reasonable fair value estimates is significant for that investment, or (2) the probabilities of various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost.



                                         CNOOC LIMITED  2005 Interim Report  15

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

     HKAS 32 and HKAS 39 - Financial Instruments (continued)

     (i)  Investments in equity and debt securities (continued)
          The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is a crucial factor in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment losses on that financial asset previously recognised in the income statement is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

     (ii) Derivative financial instruments
          In prior periods, the Group recognised at fair value all of its derivative financial instruments that are not designated as part of a hedging relationship with the resulting gain or loss being recognised in the income statement.

          HKAS 39 requires companies to recognise all of their derivative financial instruments as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

          For derivative financial instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative financial instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognised in the income statement during the period of the change in fair values. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on a derivative financial instrument is reported in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects income. The remaining gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in the income statement during the period of change. For derivative financial instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in equity as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognised in the income statement during the period of change. For derivative financial instruments not designated as hedging instruments, the gain or loss is recognised in the income statement during the period of change.




16  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM FINANCIAL
STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

     HKAS 32 and HKAS 39 - Financial Instruments (continued)

     (iii)  Convertible bonds
            In prior periods, convertible bonds were stated at amortised cost.

            Upon the adoption of HKAS 32 and HKAS 39, the Group's convertible bonds issued with a cash settlement option and other derivative features are split into liability and derivative components based on their fair values.

            The fair value of the liability component is determined using the market rate for an equivalent non-convertible bonds on the issuance of the convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption.

     (iv)   Combined effects of adoption of HKAS 32 and HKAS 39
            HKAS 32 mainly affects the accounting and disclosure for the convertible bonds, which has been applied retrospectively with comparatives restated. The adoption of HKAS 32 resulted in an increase in derivative financial instruments and a decrease in long term guaranteed notes of RMB448,385,000 respectively as of 31 December 2004. There was no significant impact on the income statements of current or prior years.

            The adoption of HKAS 39 resulted in an increase in opening reserves and a decrease in retained earnings at 1 January 2005 by RMB20,036,000. The details of the adjustments to the condensed consolidated balance sheet at 30 June 2005 and the condensed consolidated income statement for the six months ended 30 June 2005 are as follows:

                                                                    As at 30 June 2005
                                                                           (Unaudited)
           Condensed Consolidated Balance Sheet                                RMB'000
           Increase in other reserves                                           51,681
           Decrease in retained earnings                                      (51,681)
                                                                           -----------

                                                                           For the six
                                                                          months ended
                                                                          30 June 2005
                                                                           (Unaudited)
           Condensed Consolidated Income Statement                             RMB'000

           Increase in loss on derivative financial instruments                  6,320
                                                                           -----------

            Comparative amounts have not been restated as this is not allowed under the transitional provisions of HKAS 39.



                                        CNOOC LIMITED  2005 Interim Report  17

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

     HKFRS 2 - Share-based Payment
     In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company was required until such options were exercised by employees at which time share capital and share premium were credited.

     Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

     The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

     No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

     The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.



18  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

     HKFRS 2 - Share-based Payment (continued)
     The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2. The impact of the adoption of HKFRS 2 on the Company's financial position and results is as follows:

                                                        30 June 2005  31 December 2004
                                                         (Unaudited)         (Audited)
                                                             RMB'000           RMB'000

     Increase in other reserves                              121,907           110,144
     Decrease in retained earnings                          (121,907)         (110,144)
                                                         -----------       -----------

                                                            For the six months ended
                                                        30 June 2005      30 June 2004
                                                         (Unaudited)       (Unaudited)
                                                             RMB'000           RMB'000

     Increase in selling and administrative expenses          11,763            24,474
                                                         -----------       -----------

3.   ACQUISITIONS
     During the period, the Group completed the acquisition of the North West Shelf Project in June 2005. The Group's participation in the North West Shelf Project has not started commercial operations.

     Details of the net assets acquired are as follows:

     Purchase consideration:                                                   RMB'000

     - Consideration paid                                                    4,452,773
     - Direct costs relating to the acquisition                                 84,132
                                                                           -----------
     Total purchase consideration                                            4,536,905
                                                                           -----------
     The assets and liabilities arising from the acquisition are as follows:

                                                                               RMB'000

     Oil and gas properties                                                  3,204,039
     Gas processing rights                                                   1,332,866
                                                                           -----------
     Net assets acquired                                                     4,536,905
                                                                           -----------
     Purchase consideration settled in cash                                  4,536,905
                                                                           -----------


                                        CNOOC LIMITED  2005 Interim Report  19

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

3.   ACQUISITIONS (CONTINUED)
     The purchase price allocation set out above is still preliminary, pending the valuation of the relevant assets and the confirmation of the tax basis of the underlying assets.

     The interest of the Group in the North West Shelf Project have been charged to the other partners of the Project as security for certain of the Group's liabilities relating to the Project.

     In addition, the Company, through its wholly-owned subsidiary, has signed an agreement with a Canadian based company, MEG Energy Corporation ("MEG"), to acquire a 16.69% equity interest in MEG. The Company completed the transaction and paid C$150 million for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the exploitation and production of oil sands.

4.   OIL AND GAS SALES AND MARKETING REVENUE
     Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share of allocable oil that is lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

     Marketing revenues represent the sales of oil purchased from foreign partners under production sharing contracts and the revenues from the trading of oil through the Company's subsidiary in Singapore. The costs of the oil sold are included in "Crude oil and product purchases" in the condensed consolidated income statement.

5.   INTEREST EXPENSES
     An amount of approximately RMB52,478,000 (2004: RMB61,629,000) of accretion expense for provision for dismantlement has been recognised in the condensed consolidated income statement during the period.



20  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

6.   TAX

     (i)  Income tax
          The Company and its subsidiaries are subject to income taxes on an entity basis on the profits arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

          The Company's subsidiary, CNOOC China Limited, is a wholly-foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to the enterprise income tax of 30% under the prevailing tax rules and regulations.

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income-generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at rates ranging from 43.125% to 51.875%. All of the Company's other subsidiaries are not subject to any income tax in their respective jurisdictions for the period presented.

     (ii) Other taxes
          The Company's PRC subsidiary pays the following other taxes:

          -- Production taxes equal to 5% of independent production and production under production sharing contracts; and

          --    Business tax ranging from 3% to 5% on other income.



                                         CNOOC LIMITED  2005 Interim Report  21

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

7.   EARNINGS PER SHARE

                                                                  Six months ended 30 June
                                                                 2005                  2004
                                                          (unaudited)           (unaudited)
                                                                                 (restated)
     Earnings:
       Net profit for the period for the purpose
         of basic earnings per share               RMB 11,829,023,000     RMB 7,017,453,000
       Interest expenses and losses recongnised
         on the derivative component of
         convertible bonds                         RMB     94,649,000                    --
                                                   -------------------   -------------------

       Net profit for the period for the purpose
         of  diluted earnings per share            RMB 11,923,672,000     RMB 7,017,453,000
                                                   -------------------   -------------------
     Number of shares:
       Weighted average number of ordinary
         shares for the purpose of basic earnings
         per share before effects of shares
         repurchased and share options exercised       41,052,375,275        41,070,828,275

     Effect of shares repurchased                                  --            (2,644,243)

     Effect of share options exercised                      1,946,406                    --
                                                   -------------------   -------------------
     Weighted average number of ordinary
       shares for the purpose of basic
       earnings per share                              41,054,321,681        41,068,184,032

     Effect of dilutive potential ordinary shares
       under the share option schemes                      74,986,148            56,093,679

     Effect of dilutive potential ordinary shares
       for convertible bonds                            1,183,066,002                     --
                                                   -------------------   -------------------
     Weighted average number of ordinary
       shares for the purpose of diluted earnings
       per share                                       42,312,373,831        41,124,277,711
                                                   -------------------   -------------------
     Earnings per share - Basic                               RMB0.29               RMB0.17
                                                   -------------------   -------------------
                        - Diluted                             RMB0.28               RMB0.17
                                                   -------------------   -------------------


22   CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

8.   PROPERTY, PLANT AND EQUIPMENT, NET
     During the period, additions to the Group's property, plant and equipment amounted to approximately RMB7,051,109,000 (2004: RMB13,010,141,000).
     The amount does not include the acquisition of oil and gas properties.

9.   INTANGIBLE ASSETS
     During the period, the Company completed the acquisition of the North West Shelf Project. Accordingly, the consideration prepaid for the gas processing rights is recorded as an intangible asset and will be amortised upon the commercial production of the liquefied natural gas.

10.  ACCOUNTS RECEIVABLE, NET
     The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2005 and 31 December 2004, substantially all of the accounts receivable would be aged within six months.

11.  LONG TERM GUARANTEED NOTES
     Long term guaranteed notes comprised the following:

     (i) The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     (ii) The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

    (iii) The principal amount of US$1 billion zero coupon guaranteed convertible bonds due 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance
          (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at HK$6.075 per share, subject to adjustment for, among other things, subdivision or consolidation of shares, bonus issues, right issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$ 5.97 per share on 7 June 2005 as a result of the declaration of the final and special final dividends for 2004 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has a cash settlement option when the holders exercise their conversion right. The fair values of the debt component and the derivative component were determined at issuance of the bonds at RMB7,716 million and RMB448 million, respectively. The fair value of the derivative component at 30 June 2005 amounted to RMB455 million. Interest expense on the debt component is calculated using the effective interest method.



                                          CNOOC LIMITED 2005 Interim Report  23

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

12.  ACCOUNTS PAYABLE
     As at 30 June 2005 and 31 December 2004, substantially all of the accounts payable would be aged within six months.

13.  SHARE CAPTIAL


                                                                                            Issued
                                            Number of shares       Share capital     share capital
                                                                                     Equivalent of

     Shares                                                              HK$'000           RMB'000
     Authorised:
       Ordinary shares of HK$0.02
         each as at 30 June 2005
         and 31 December 2004                 75,000,000,000          1,500,000
                                         -------------------        -----------

     Issued and fully paid:
       Ordinary shares of HK$0.02
         each as at 1 January 2004*           41,070,828,275             821,417            876,978
       Repurchased and cancelled                 (18,453,000)              (369)               (392)
                                         -------------------        -----------         -----------
     As at 31 December 2004 (audited)         41,052,375,275             821,048            876,586

       Exercise of options                         2,300,100                  46                 49
                                         -------------------         -----------        -----------
     As at 30 June 2005 (unaudited)           41,054,675,375             821,094            876,635
                                         -------------------         -----------        -----------

     * Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective on 17 March 2004.

14.  DIVIDENDS
     On 30 August 2005, the board of directors declared an interim dividend of HK$0.05 per share (2004: HK$0.03 per share), totalling HK$2,052,733,769
     (equivalent to approximately RMB2,138,128,000) (2004: RMB1,308,225,000);
     and a special interim dividend of HK$0.05 per share (2004: HK$0.05 per share), totalling HK$2,052,733,769 (equivalent to approximately RMB2,138,128,000) (2004: RMB2,180,375,000). In addition, the company paid a special interim dividend in 2004 of HK$0.06 per share, totalling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) in place of its 2003 final dividend.



24  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

15.  SHARE OPTION SCHEMES
     The Company has the following three share option schemes:

     (i) Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

     (ii) 2001 Share Option Scheme (as defined in the Other Information section); and

     (iii) 2002 Share Option Scheme (as defined in the Other Information section).

     Details of these share option schemes are disclosed in the Other Information section in this interim report.

     During the six-month period ended 30 June 2005, the movements in the options granted under all of the above share option schemes were as follows:


                                                        No. of share  Weighted average
                                                             options    exercise price
                                                                                   HK$
     Outstanding at beginning of year                    124,250,000              2.20
     Granted during the Period                                    --                --
     Forfeited during the Period                          (7,499,900)             2.27
     Exercised during the Period                          (2,300,100)             1.84
     Lapsed during the Period                                     --                --
                                                         -----------       -----------
     Outstanding at end of Period                        114,450,000              2.21
                                                         -----------       -----------
     Exercisable at end of Period                         74,983,233              1.85
                                                         -----------       -----------


     The weighted average fair value of the options at the grant dates of award under the schemes was HK$0.84 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2%, expected life of five years, expected volatility of 44% and risk-free interest rate of 5.25%. The weighted average exercise price of the stock options was HK$2.06 per share.



                                           CNOOC LIMITED 2005 Interim Report 25

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS
     Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

     The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, technical services, research and development services and various other commercial arrangements.

     (i)  Materials, utilities and ancillary services
          CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

          The materials, utilities and ancillary services are provided at:

          --    state-prescribed prices; or

          -- where there is no state-prescribed price, at market prices, including the local or national market prices; or

          -- where neither of the prices mentioned above is applicable, the cost of CNOOC's affiliates for providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

     (ii) Technical services
          Various affiliates of CNOOC, including China Oilfield Services Limited and Offshore Oil Engineering Company Limited, provide the Group with technical services for the Group's offshore oil and gas production activities, including:

          --    offshore drilling;

          --    ship tugging, oil tanker transportation and security services;

          -- well survey, well logging, well cementation and other related technical services;

          -- collection of geophysical data, ocean geological prospecting, and data processing;

          --    platform fabrication service and maintenance; and

          -- design, construction, installation and test of offshore and onshore production facilities.

          The price for technical services was determined based on local market prices.



26  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS (CONTINUED)

     (iii)   Research and development services
             The Group has revised the original research and development services agreement with CNOOC's affiliates, China Offshore Oil Research Centre ("the Centre"), due to the restructuring of operations in 2003, and only pays the Centre for research and development for particular services. These research and development services were determined at local market prices.

     (iv)    Lease and property management services
             The Group has entered into lease and property management agreements with certain affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges reflect the fair and reasonable commercial market rent and management fees.

             The following is a summary of the significant recurring transactions as stated above carried out in the ordinary course of business between the Group and CNOOC and its affiliates.


                                                                 Six months ended
                                                        30 June 2005      30 June 2004
                                                         (Unaudited)       (Unaudited)
                                                             RMB'000           RMB'000
          Materials, utilities and ancillary services        624,104           388,301
          Technical services                               3,038,150         2,225,474
          Research and development services                    8,678               503
          Lease and property management services              23,778            21,702
                                                         -----------       -----------
                                                           3,694,710         2,635,980
                                                         -----------       -----------
          Included in:
            Exploration expenses                             287,288           391,086
            Operating expenses                               649,186           457,275
            Selling and administrative expenses              104,701            77,018
            Capitalised under property, plant and
            equipment                                      2,653,535         1,710,601
                                                         -----------       -----------
                                                           3,694,710         2,635,980
                                                         -----------       -----------

                                        CNOOC LIMITED  2005 Interim Report  27

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

16.  RELATED PARTY TRANSACTIONS (CONTINUED)

     (v)  Sale of crude oil, condensate oil and liquefied petroleum gas
          The Group sells crude oil, condensate oil and liquefied petroleum gas at international market price to CNOOC's affiliates which engage in the downstream petroleum business. For the six months ended 30 June 2005, the total sales amounted to approximately RMB12,108,674,000 (2004: RMB6,504,015,000).

          In the prior period, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd., imported oil into the PRC for trading, using CNOOC's import license. The total sales to its customers through such arrangements amounted to approximately RMB77 million while the commission paid by third party customers to CNOOC for the period amounted to approximately RMB0.5 million for the six months ended 30 June 2004. No such trading by using CNOOC's import license occurred during this period.

     (vi) Transactions with CNOOC Finance Corporation Limited
          The Company entered into a framework agreement ("Framework Agreement") with CNOOC Finance Corporation Limited ("CNOOC Finance") on 8 April 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company that is also an affiliate of CNOOC. Such services include placing of the Group's cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its affiliates. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include provision of loan. The charges by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to PBOC guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

          For the six months ended 30 June 2005, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to RMB3,651 million (2004: RMB3,044 million).




28  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

17.  COMMITMENTS AND CONTINGENCIES

     (i)  Capital commitments
          As at 30 June 2005, the Group had the following capital commitments, principally for the construction and purchases of property, plant and equipment:

                                                             30 June       31 December
                                                                2005              2004
                                                         (Unaudited)         (Audited)
                                                             RMB'000           RMB'000

          Contracted for                                   8,832,572         9,568,971
          Authorised, but not contracted for              23,960,980        20,331,504
                                                         -----------       -----------

          As at 30 June 2005, the Group had unutilised banking facilities amounting to approximately RMB32,273,254,000 (2004:
          RMB20,662,120,000).

     (ii) Operating lease commitments

          (a)  Office properties
               The Group leases certain of its office properties under operating lease arrangements. Property leases are negotiated for terms ranging from 10 months to 3 years.

               As at 30 June 2005, the Group had total minimum lease payments under non-cancellable operating leases falling due as follow:


                                                             30 June       31 December
                                                                2005              2004
                                                         (Unaudited)         (Audited)
                                                             RMB'000           RMB'000
               Commitments due:
                 - Within one year                            58,872            24,824
                 - In the first to second years, inclusive    22,242               549
                 - After the second but before the fifth
                     years, inclusive                         30,310                --
                                                         -----------       -----------
                                                             111,424            25,373
                                                         -----------       -----------



                                          CNOOC LIMITED 2005 Interim Report  29

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

17.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

     (ii) Operating lease commitments (continued)

          (b)  Plant and equipment
               The Group leases certain of its plant and equipment under operating lease arrangements for a term of 10 years.

               As at 30 June 2005, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

                                                             30 June       31 December
                                                                2005              2004
                                                         (Unaudited)         (Audited)
                                                             RMB'000           RMB'000
               Commitments due:
                 - Within one year                           186,860           149,360
                 - In the second to fifth years, inclusive   691,192           597,442
                 - After 5 years                             490,230         1,834,023
                                                         -----------       -----------
                                                           1,368,282         2,580,825
                                                         -----------       -----------

    (iii) Commitment to invest in Gorgon Joint Venture
          In October 2003, the Company entered into an agreement with the participants in Gorgon Joint Venture to place a significant volume of Gorgon liquefied natural gas to supply the growing PRC market. Subject to the completion of formal contracts, the Company will purchase a certain equity stake in the Gorgon's gas development and its parent company, CNOOC, will arrange to purchase LNG directly from Gorgon.

     (iv) Contingent liabilities
          The Group has no significant contingent liabilities as at 30 June
2005.

18.  SEGMENT INFORMATION
     The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners, and independent operations and trading business. These segments are presented primarily because senior management makes key operating decisions and assesses the performance of these segments separately. The Group's activities are conducted primarily in the PRC and Indonesia.



30  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

18.  SEGMENT INFORMATION (CONTINUED)
     The following table presents revenue and profit information for the Group's business segments.



                                         Independent                 Production
                                         operations               sharing contracts             Trading business
                                     Six months ended            Six months ended              Six months ended
                                           30 June                     30 June                       30 June
                                        2005          2004          2005          2004           2005           2004
                                 (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)    (Unaudited)
                                                (Restated)                  (Restated)                    (Restated)
                                     RMB'000       RMB'000       RMB'000       RMB'000        RMB'000       RMB'000

Segment revenue
Sales to external customers:
  Oil and gas sales               10,202,301     6,820,277    14,531,690     9,207,268              -              -
  Marketing revenues                       -             -             -             -      8,035,007      8,223,351
  Other income                         5,367         6,387        57,420        63,355              -              -
                                  ----------     ---------    ----------     ---------      ---------      ---------
Total                             10,207,668     6,826,664    14,589,110     9,270,623      8,035,007      8,223,351
                                  ----------     ---------    ----------     ---------      ---------      ---------

Segment results
Net profit                         6,826,573     4,081,059    10,097,885     5,275,654         83,618        100,544
                                  ----------     ---------    ----------     ---------      ---------      ---------


                                         Unallocated                 Consolidated
                                       Six months ended            Six months ended
                                             30 June                     30 June
                                          2005          2004           2005           2004
                                   (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)
                                                   (Restated)                   (Restated)
                                       RMB'000        RMB'000       RMB000        RMB'000

Segment revenue
Sales to external customers:
  Oil and gas sales                          -              -    24,733,991     16,027,545
  Marketing revenues                         -              -     8,035,007      8,223,351
  Other income                             288              -        63,075         69,742
                                   -----------    -----------    ----------     ----------
Total                                      288              -    32,832,073     24,320,638
                                   -----------    -----------    ----------     ----------

Segment results
Net profit                         (5,179,053)    (2,439,804)    11,829,023      7,017,453
                                   -----------    -----------    ----------     ----------


19.  ADDITIONAL FINANCIAL INFORMATION

     As at 30 June 2005, net current assets and total assets less current liabilities of the Group amounted to approximately RMB28,575,694,000 and RMB92,400,282,000 (2004: RMB24,890,362,000 and RMB83,674,168,000),
     respectively.

20.  SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

     The accounting policies adopted by the Group conform to generally accepted accounting principles in Hong Kong ("HK GAAP"), which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

     (i)  Net profit and equity

          (a)  Revaluation of land and buildings
               The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under HK GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the six months ended 30 June 2005 was approximately RMB4,578,000 (2004:
               RMB4,578,000). Under US GAAP, property, plant and equipment is required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation are recognised under US GAAP.




                                        CNOOC LIMITED  2005 Interim Report  31

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


20.  SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

     (i)  Net profit and equity (continued)

          (b)  Available-for-sale financial assets
               Prior to 2005, according to HK GAAP, available-for-sale investments in marketable securities are measured at fair value and the related unrealised holding gains and losses were included in the current period earnings. According to US GAAP, such investments were also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for certain investments in debt and equity securities". Under US GAAP, related unrealised gains and losses on available-for-sale securities were excluded from current period earnings and included in other comprehensive income.

               With effect from 1 January 2005, there is no significant difference between HK GAAP and US GAAP on the accounting for investments in equity and debt securities.

          (c)  Impairment of long-lived assets
               Under HK GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of the asset's net selling price and value in use, which incorporates the discounting of the asset's estimated future cash flows.

               Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (b) measure impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires a long-lived asset that is to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

               SFAS No. 144 also requires the Group to assess the need for impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If impairment is indicated based on undiscounted expected future cash flows, then impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of a property. The fair value of the property is estimated by the Group using the present value of future cash flows. The impairment is determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.



32     CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

20.  SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

     (i)  Net profit and equity (continued)

          (c)  Impairment of long-lived assets (continued)
               In addition, under HK GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

               For the six months ended 30 June 2005, an impairment of approximately RMB90,189,000 was recognised under both HK GAAP and US GAAP.

          (d)  Accounting for convertible bonds
               Under HK GAAP, prior to 1 January 2005, there was no requirements to segregate the debt derivative or equity components of convertible bonds. As such, convertible bonds were stated at amortised cost.

               With effect from 1 January 2005, under HKAS 32 Financial
               Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparatives restated.

               Under US GAAP, convertible bonds are subject to different rules on bifurcation of the debt and derivative components. There is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group's convertible bonds.



                                         CNOOC LIMITED  2005 Interim Report  33

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)



20.  SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

     (i)  Net profit and equity (continued)

          The effects on net profit and equity of the above significant differences between HK GAAP and US GAAP are summarised below:

                                                                    Net profit
                                                             Six months ended 30 June
                                                                2005              2004
                                                         (Unaudited)       (Unaudited)
                                                             RMB'000           RMB'000
                                                                            (Restated)
          As reported under HK GAAP                       11,829,023         7,041,927
          Previously adjusted for adoption of HKFRS 2             --           (24,474)
                                                         -----------       -----------
          As restated under HK GAAP                       11,829,023         7,017,453

          Impact of US GAAP adjustments:
          - Reversal of additional depreciation, depletion
              and amortisation charges arising from the
              revaluation surplus on land and buildings        4,578             4,578
          - Unrealised (gains)/losses from available-for-
              sale investments in marketable securities           --            50,443
          - Realised holding gains/(losses) from
              available-for-sale marketable securities            --            (1,335)
                                                         -----------       -----------
          Net profit as restated under US GAAP            11,833,601         7,071,139
                                                         -----------       -----------
          Net profit per share under US GAAP

          - Basic                                            RMB0.29           RMB0.17
                                                         -----------       -----------
          - Diluted                                          RMB0.28           RMB0.17
                                                         -----------       -----------


34  CNOOC LIMITED  2005 Interim Report

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)



20.  SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

     (i)  Net profit and equity (continued)
                                                                     Equity
                                                             30 June       31 December
                                                                2005              2004
                                                         (Unaudited)         (Audited)
                                                             RMB'000           RMB'000

          As reported under HK GAAP                       65,058,776        56,717,461
          Impact of US GAAP adjustments:
          - Reversal of revaluation surplus on land and
              buildings                                     (274,671)         (274,671)
          - Reversal of additional accumulated
              depreciation, depletion and amortisation
              charges arising from the revaluation
              surplus on land and buildings                   48,785            44,207
                                                         -----------       -----------
          As restated under US GAAP                       64,832,890        56,486,997
                                                         -----------       -----------
     (ii) Comprehensive income
          According to SFAS No. 130 "Reporting comprehensive income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that are included in comprehensive income and excluded from net income under US GAAP.

                                                                 Six months ended
                                                                      30 June
                                                                2005              2004
                                                         (Unaudited)       (Unaudited)
                                                             RMB'000           RMB'000

          Net income under US GAAP                        11,833,601         7,071,139
          Included in other comprehensive income:
            Foreign currency translation adjustments         (39,653)            2,269
            Unrealised gains/(losses) on short term
              Investments                                     31,645           (50,443)
            Less: Reclassification adjustment for realised
              (gains)/losses included in net income               --             1,335
                                                         -----------       -----------
                                                          11,825,593         7,024,300
                                                         -----------       -----------



                                        CNOOC LIMITED  2005 Interim Report  35

NOTES TO CONDENSED INTERIM
FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)



21.  APPROVAL OF THE INTERIM FINANCIAL STATEMENTS
     The interim financial statements for the six months ended 30 June 2005 were approved and authorised for issue by the board of directors on 30 August 2005.





36  CNOOC LIMITED  2005 Interim Report

INDEPENDENT REVIEW REPORT




[GRAPHIC OMITTED]  ERNST & YOUNG

[GRAPHIC OMITTED]


To the board of directors
CNOOC Limited (the "Company")
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005 as set out on pages 5 to 36.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED
We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION
On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.




Ernst & Young
Certified Public Accountants

Hong Kong
30 August 2005


                                         CNOOC LIMITED  2005 Interim Report  37

OTHER INFORMATION






DIRECTORS' INTERESTS
As at 30 June 2005, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") comprised only the personal interests in options to subscribe for shares ("Shares") in the Company referred to below.

During the six months ended 30 June 2005, the following persons had the following personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:

                                                                              Closing price
                                                  No. of                          per share
                         No. of shares            shares                        immediately
                       involved in the       involved in                         before the
                               options       the options                      date on which
                    outstanding at the       outstanding                        the options
Name of Grantee       beginning of the     at the end of                       were granted                Exercise
(Note 1)               period (Note 2)        the period        Date of Grant  (HK$)(Note 3)            Price (HK$)
-------------------------------------------------------------------------------------------------------------------
Directors:
Fu Chengyu                   1,750,000         1,750,000          12 Mar 2001            --                    1.19
                             1,750,000         1,750,000          27 Aug 2001          1.46                   1.232
                             1,150,000         1,150,000          24 Feb 2003          2.09                   2.108
                             2,500,000         2,500,000           5 Feb 2004          3.13                   3.152

Zhou Shouwei                 1,400,000         1,400,000          12 Mar 2001            --                    1.19
                             1,750,000         1,750,000          27 Aug 2001          1.46                   1.232
                             1,750,000         1,750,000          24 Feb 2003          2.09                   2.108
                             1,750,000         1,750,000           5 Feb 2004          3.13                   3.152

Luo Han                      1,400,000         1,400,000          12 Mar 2001            --                    1.19
                             1,150,000         1,150,000          27 Aug 2001          1.46                   1.232
                             1,150,000         1,150,000          24 Feb 2003          2.09                   2.108
                             1,150,000         1,150,000           5 Feb 2004          3.13                   3.152




38  CNOOC LIMITED  2005 Interim Report

OTHER INFORMATION


                                                                              Closing price
                                                  No. of                          per share
                         No. of shares            shares                        immediately
                       involved in the       involved in                         before the
                               options       the options                      date on which
                    outstanding at the       outstanding                        the options
Name of Grantee       beginning of the     at the end of                       were granted                Exercise
(Note 1)               period (Note 2)        the period        Date of Grant  (HK$)(Note 3)            Price (HK$)
-------------------------------------------------------------------------------------------------------------------
Chiu Sunghong               1,150,000          1,150,000           5 Feb 2004          3.13                  3.152

Evert Henkes                1,150,000          1,150,000           5 Feb 2004          3.13                  3.152

Kenneth S Courtis           1,150,000          1,150,000           5 Feb 2004          3.13                  3.152

Others                      9,100,000          8,250,000          12 Mar 2001            --                   1.19
                           24,950,000         22,300,000          27 Aug 2001          1.46                  1.232
                           28,800,000         26,083,333          24 Feb 2003          2.09                  2.108
                           39,300,000         35,716,667           5 Feb 2004          3.13                  3.152


Note 1: Mr. Erwin Schurtenberger resigned as an Independent Non-executive Director of the company on 1 April 2005 and Mr. Jiang Longsheng retired as an Executive Director of the Company on 1 June 2005.

Note 2: Certain share options granted by the Company to employees had in fact lapsed following termination of employment of the relevant employees, and accordingly the Company had made adjustments to the number of share options outstanding at the beginning of the period to take into account such lapsed share options.

Note 3: Adjustments have been made to take into account the subdivision of issued and unissued shares of the Company of HK$0.10 each into five shares of HK$0.02 each effective on 17 March 2004.

During the six months ended 30 June 2005, apart from 2,300,100 shares options exercised, no options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2005, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the half year ended 30 June 2005.




                                         CNOOC LIMITED  2005 Interim Report  39

OTHER INFORMATION




SUBSTANTIAL INTERESTS IN SHARE CAPITAL
The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2005, the following corporations had the interests (as defined in the SFO) in the Company set opposite their respective names below:

                                                                                 Percentage
                                                  Ordinary Shares                  of Total
                                          Directly held   Indirectly held     Issued Shares
-------------------------------------------------------------------------------------------
(i)   CNOOC (BVI) Limited
       ("CNOOC (BVI)")                   28,999,999,995                --            70.64%
(ii)  Overseas Oil & Gas Corporation,
       Limited ("OOGC")                               5    28,999,999,995            70.64%
(iii) China National Offshore Oil
       Corporation ("CNOOC")                         --    29,000,000,000            70.64%


CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2005, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1. options for an aggregate of 23,100,000 Shares have been granted;

2. the subscription price per Share is HK$1.19; and

3. the period during which an option may be exercised is as follows:

   (a) 50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

   (b) 50% of the rights to exercise the options shall vest 30 months after the date of the grant.

The exercise periods for options granted under the Pre-Global Offering Share Option Scheme end not later than 10 years from 12 March 2001.



40  CNOOC LIMITED  2005 Interim Report

OTHER INFORMATION





On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.   options for an aggregate of 44,100,000 Shares have been granted;

2.   the subscription price per Share is HK$1.232; and

3.   the period during which an option may be exercised is as follows:

     (a) one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

     (b) one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

     (c) one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for options granted under the 2001 Share Option Scheme end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive Directors, of the Company or any of its subsidiaries, to take up options to subscribe for Shares in the Company. The maximum aggregate number of Shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of Shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.




                                        CNOOC LIMITED  2005 Interim Report  41

OTHER INFORMATION




According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a Share payable by a participant upon the exercise of an option is determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1.   the nominal value of a share;

2. the average closing price of the Shares on the Stock Exchange of Hong Kong Limited ("HKSE") as stated in the HKSE's quotation sheet for the five trading days immediately preceding the date of grant of the option; and

3. the closing price of the Shares on the HKSE as stated in the HKSE's quotation sheet on the date of grant of the option.

On 24 February 2003, the board of Directors resolved to grant options in respect of 42,050,000 Shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per Share. The closing market price immediately before the date on which such options were granted was HK$2.11 per Share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for options granted under the 2002 Share Option Scheme end not later than 10 years from the date on which the option is granted.





42 CNOOC LIMITED  2005 Interim Report

OTHER INFORMATION



On 5 February 2004, the board of directors approved a grant of options in respect of 50,700,000 Shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per Share. The closing market price immediately before the date on which such options were granted was HK$3.146 per Share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for options granted under the 2002 Share Option Scheme end not later than 10 years from the date on which the option is granted.

On 1 April 2005, Mr. Erwin Schurtengberger surrendered 1,150,000 share options following his resignation as an Independent Non-executive Director of the Company. The total number of options exercisable as of 30 June 2005 was 74,983,233.

The weighted average fair value of the options granted under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme and the 2002 Share Option Scheme at the grant dates was HK$0.84 per Share. This was estimated using the Black-Scholes option pricing model under the following assumptions: risk-free interest rates of 5.25%, expected volatility of 44%, an expected life of five years and an expected dividend yield of 2.0%. The assumptions on which the option pricing model is based represent the subjective estimations of the Directors as to the circumstances existing at the time the options were granted.

AUDIT COMMITTEE
The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2005 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report has been reviewed by the audit committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
There has been no purchase, sale or redemption of the Company's listed securities by the Company or its subsidiaries during the six months ended 30 June 2005.



                                       CNOOC LI MMITED  2005 Interim Report  43

OTHER INFORMATION




CODE ON CORPORATE GOVERNANCE PRACTICES
The Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June, 2005, except for the following deviations from the code provisions A.2.1, A.4.1, A.4.2 and B.1.3 only.

Code Provision A.2.1
Under the code provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the chairman of the Company. In addition to the role of the chairman, the role of chief executive officer is also designated to Mr. Fu because of the nature of the Company's operations. This constitutes a deviation from the code provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the pure oil exploration and production business which is different from integrated oil companies which engage in both upstream and downstream operations. In light of this, the board considers that the interest of the Company's oil exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company's nomination committee also agreed that it is in the best interest of the Company that the roles of the chairman of the board of Directors and chief executive officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the chief executive officer of the Company.

Code Provision A.4.1
Under the code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the code provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the articles of association of the Company ("Article 97"). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Mr. Tse Hau Yin, Aloysius ("Mr. Tse"), who was appointed as an Independent Non-executive Director of the Company in place of Mr. Erwin Schurtenberger ("Mr. Schurtenberger") on 8 June 2005. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.




44 CNOOC LIMITED  2005 Interim Report

OTHER INFORMATION




Code Provision A.4.2
Under the code provision A.4.2, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Mr. Fu, the chairman of the Company, was re-elected as a Director on 6 June 2002. He did not retire by rotation at the annual general meeting held on 25 May 2005 as under Article 97 a Director who is also a chairman or chief executive officer of the Company is exempted from the requirement to retire by rotation. Mr. Fu will however retire by rotation and be subject to re-election by shareholders in the future, in compliance with the code provision A.4.2.

Code Provision B.1.3
The code provision B.1.3 requires the terms of reference of the remuneration committee of the Company to include, as a minimum, certain specific duties set out in such code provision.

Previously, the Company's remuneration committee charter did not mirror the exact wording of the terms of reference in the code provision B.1.3. The Company has therefore revised its remuneration committee charter to comply with the provisions in the code provision B.1.3.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted a code of ethics ("Code of Ethics") incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Having made specific enquiry of all Directors, the Directors confirm that they complied, during the six months ended 30 June 2005, with the Company's Code of Ethics and the required standards set out in the Model Code.

CHANGES IN DIRECTORSHIP
On 1 April 2005, Mr. Schurtenberger resigned as an Independent Non-executive Director of the Company for personal reasons due to ill health. Mr. Tse was subsequently appointed as an Independent Non-executive Director of the Company in place of Mr. Schurtenberger on 8 June 2005. Mr. Tse was also appointed a member of the audit committee and remuneration committee of the Company on 8 June 2005.

Mr. Jiang Longsheng ("Mr. Jiang") an Executive Director of the Company, retired on 1 June 2005 and on the same day, Mr. Wu Guangqi ("Mr. Wu") was appointed as an Executive Director of the Company in place of Mr. Jiang. Mr. Wu was also appointed as the Compliance Officer of the Company.

During the period between Mr. Schurtenberger's resignation and Mr. Tse's appointment as an Independent Non-executive Director of the Company, the audit committee only comprised of 2 Independent Non-executive Directors and therefore the Company was not in strict compliance with rule 3.21 of the Listing Rules which requires an audit committee to comprise of at least 3 Independent Non-executive Directors. The Company had informed the Stock Exchange immediately and published an announcement in newspapers containing relevant details in compliance with rule 3.23 of the Listing Rules. The Company had also, in accordance with rule 3.23 of the Listing Rules, ensured that an appropriate member was appointed to the audit committee within three months of Mr. Schurtenberger's resignation. After Mr. Tse's appointment on 8 June 2005 as an Independent Non-executive Director and a member of the audit committee of the Company, the audit committee comprised 3 Independent Non-executive Directors and the Company is in compliance with rule 3.21 of the Listing Rules.





                                         CNOOC LIMITED  2005 Interim Report  45

OTHER INFORMATION





STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF
THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL
The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Hong Kong Stock Exchange. In addition, because the Company's ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the "NYSE"), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the "NYSE Standards") do not apply to the Company as a "foreign private issuer" and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/cnoocltd/template/Template010.jsp?Wc_Id=333&Wg_Id=16

MISCELLANEOUS
The Directors are of the opinion that there have been no material changes to the information published in the annual report for the year ended 31 December 2004, other than as disclosed in this Interim Report.

REGISTER OF MEMBERS
The Register of Members of the Company will be closed from 15 September 2005 to 22 September 2005 (both days inclusive) during which no transfer of shares can be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4.00 p.m. on 14 September 2005.

                                                        By Order of the Board
                                                              Cao Yunshi
                                                          Company Secretary

                                                    Hong Kong, 30 August 2005

FORWARD-LOOKING STATEMENTS
Certain statements contained in this interim report may be viewed as "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.






46  CNOOC LIMITED  2005 Interim Report

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                      -----------------------------
                                      Name:   Cao Yunshi
                                      Title:  Company Secretary

Dated:  September 8, 2005